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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20540

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                                  SCHEDULE 13G

                                 CURRENT REPORT

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


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                       Pennsylvania Commerce Bancorp, Inc.
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                                (Name of Issuer)

                               Voting Common Stock
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                         (Title of Class of Securities)

                                   708677 109
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                                 (CUSIP Number)


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CUSIP No. 708677 109

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Alan R. Hassman

2.   Check the appropriate box if a Member of a Group (See Instructions).

          N/A

3.   SEC Use Only._____________________________________________

4.   Citizenship or place of organization

          United States

Number of Shares Beneficially Owned By Each Reporting Person With:

          5.   Sole Voting Power 60,782 (1)

          6.   Shared Voting Power 30,203 (2)

          7.   Sole Dispositive Power 60,782 (1)

          8.   Shared Dispositive Power 30,203 (2)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                     90,985

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                    N/A

11.  Percent of Class Represented by Amount in Row (9) 5.8%

12.  Type of Reporting Person (See Instructions) IN

(1) Includes 14,071 shares which may be acquired upon exercise of currently exerciseable options and 2,815 shares held in street name.

(2) Includes 21,689 shares beneficially owned by Gloria Hassman, Mr. Hassman's wife and 8,514 shares beneficially owned and held in trust by Mr. Hassman, as trustee, for the benefit of his children.



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Item 1.

     (a)  Name of Issuer - Pennsylvania Commerce Bancorp, Inc.
     (b)  Address of Issuer's Principal Executive Offices - 100 Senate Avenue
                                                            Camp Hill, PA 17011

Item 2.

     (a)  Name of Person Filing - Alan R. Hassman
     (b)  Address of Principal Business Office - 3400 Market Street
                                                 Camp Hill, PA 17011
     (c)  Citizenship - United States
     (d)  Title of Class of Securities - Common Stock $1.00 par value
     (e)  CUSIP Number - 708677 109

Item 3.   N/A

Item 4.   Ownership - See Numbers 5, 6. 7, 8 and 9 above

Item 5.   Ownership of Five Percent or Less of a Class -  N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person - N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company - N/A

Item 8.   Identification and Classification of Members of the Group - N/A

Item 9.   Notice of Dissolution of Group - N/A

Item 10.  Certification - N/A

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        2/10/00
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                                        Date


                                        /s/   Alan R. Hassman
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                                        Signature